Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators. Allosteric modulators target a specific receptor or protein and alter the effect of the body’s own signaling molecules on their target through a novel mechanism of action. These innovative small molecule drug candidates offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to existing drug treatments. To date, our research and development efforts have been primarily focused on building a portfolio of proprietary drug candidates based on our allosteric modulator development capability. We believe that the allosteric modulator principle has broad applicability across a wide range of biological targets and therapeutic areas, but our primary focus is on G-protein coupled receptors, or GPCR, targets implicated in neurological diseases, where we believe there is a clear medical need for new therapeutic approaches.

Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including epilepsy, post-stroke sensorimotor recovery, substance use disorder, or SUD, cough, stress related disorders including post-traumatic stress disorder, or PTSD, schizophrenia and other neuropsychiatric and neurodegenerative diseases.

Our lead drug candidate ADX71149, is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson, is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. Cohort 1 of the study has been completed and on May 10, 2023, we announced that an independent interim review committee, or IRC recommended to continue the study, following review of unblinded data from Part 1 of patient Cohort 1. On November 14, 2023, we announced that the last patient had been randomized in Cohort 2 and results evaluating the efficacy, safety and tolerability of ADX71149 in combination with levetiracetam or brivaracetam from patient Cohorts 1 and Cohort 2 are anticipated for the second quarter of 2024. Under our agreement with Janssen, they are responsible for financing the development and commercialization, if any, of ADX71149.

Our second clinical stage program is dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, for post-stroke sensorimotor recovery. There are currently no drugs to support sensorimotor recovery and current therapies rely on retraining and physiotherapy, with rehabilitation, largely partial, taking 6 month or more. Functional recovery by stimulating network connectivity in the brain with mGlu5 NAM post-stroke, has been highlighted in a recent publication in Brain and demonstrated preclinically with dipraglurant, which significantly restored functional control after just three days of once-daily treatment. We are conducting additional in vivo studies with dipraglurant in animal models of stroke and subject to funding, we plan to commence a Phase 2a study in 2024. There is a large unmet need in post-stroke sensorimotor recovery, and we believe this innovative approach represents a significant commercial opportunity.

We are conducting a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs for Indivior PLC, or Indivior. We are currently in the clinical candidate selection phase and expect IND enabling studies to begin in 2024. Under the terms of the agreement with Indivior, we have the right to select drug candidates for development in certain exclusive indications outside SUD and plan to develop our GABAB PAM drug candidate for the treatment of cough. This target is clinically validated with baclofen, an orthosteric agonist of GABAB, used off label to treat cough patients. However, baclofen’s use is limited by serious side-effects, short half-life and gradual loss of efficacy during chronic treatment. By more precisely targeting the GABAB receptor with a PAM we aim to have a best-in-class treatment with improved tolerability suitable for the chronic nature of this disease. This indication has a significant unmet medical need and represents a significant commercial opportunity. We are in late clinical candidate selection phase and have demonstrated proof-of-concept in animal models of cough with several compounds. Subject to funding, we expect IND enabling studies to begin in 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Allosteric modulators have broad applicability for many clinically validated GPCR targets which are implicated in multiple therapeutic indications. We intend to continue to leverage our scientific expertise in allosteric modulation and our proprietary technology platform to discover novel drug candidates for the treatment of neurological diseases. Three of the most advanced programs include:

• mGlu7 NAM for stress related disorders including PTSD. We are developing mGlu7 NAM as a novel orally available treatment to reduce fear memory in PTSD, a disorder that can lead to intense fear and anxiety. Current medication is unspecific and ineffective, with a number of side effects. By selectively targeting mGlu7 with NAMs, the brain circuitries involved in fear and anxiety can be more precisely modulated, potentially resulting in a more focused response and fewer side effects than current therapeutic approaches. Subject to regulatory approval, we believe our mGlu7 NAM may offer an innovative and differentiated treatment approach from existing therapies. We have selected our clinical candidate, identified numerous back-up compounds and we are ready to initiate IND enabling studies.

• Muscarinic acetylcholine receptor 4 positive allosteric modulator, or M4 PAM for the treatment of schizophrenia and other psychosis. This target is clinically validated by xanomeline, a nonselective M1/M4 agonist which can’t be used widely due to side-effects. We are currently optimizing multiple chemical series of highly selective M4 PAM compounds with the objective to improve efficacy and tolerability. We have entered clinical candidate selection phase and expect to commence IND enabling studies in the second half of 2024.

• mGlu2 NAM for the treatment of mild neurocognitive disorders, or mNCD. We are developing mGlu2 NAM as a novel orally available treatment for mNCD associated with neurodegenerative disorder such as Alzheimer's disease and Parkinson's disease and depression as a comorbidity. The program is in late lead optimization phase and a consortium led by us has been awarded a €4 million Eurostars grant to deliver clinical candidates to treat mNCD. We expect to enter clinical candidate selection phase in the second half of 2024.

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective. On October 6, 2023, we filed a post-effective amendment to the form F-6 in order to change our ADS ratio from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change has been effective since October 23, 2023 and had the same effect as a one to twenty ADS reverse split. The ADS ratio change had no impact on the Company’s underlying shares and was intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement of ADSs. On November 8, 2023, the company announced that it had received a written notification from Nasdaq confirming that the compliance had been regained. In future, we may be subject to further written notifications from Nasdaq related to the non-respect of continued listing rules such as minimum shareholders’ equity.

Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

As of September 30, 2023, we have generated CHF 66.2 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through September 30, 2023, we have raised an aggregate of CHF 355.1 million of gross proceeds from the sale of equity.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were CHF 7.7 million and CHF 17.2 million for the nine-month periods ended September 30, 2023 and September 30, 2022, respectively. As of September 30, 2023, we had accumulated losses of CHF 357.6 million. We expect to continue to incur significant expenses and operating losses in the medium to long term. We anticipate that our expenses will increase significantly in connection with our ongoing and future activities as we:

•	continue to invest in the research and development of our allosteric modulator discovery platform and pipeline;

•	hire additional research and development, and general and administrative personnel;

•	maintain, expand and protect our intellectual property portfolio;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

•	identify and in-license or acquire additional product candidates; and

•	incur additional costs associated with operating as a public company in the United States.

We will need substantial additional funding to support our operating activities as we advance our research and drug candidates through clinical development, seek regulatory approval and prepare for commercialization, if any, of our product candidates are approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party contractors to carry out a significant proportion of our research and development activities. Furthermore, we do not yet have a sales organization.

License Agreement with Indivior

In January 2018, we entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at Addex to discover novel GABAB PAM compounds.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million, and royalties on net sales ranging from mid-single digits to low double-digits. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term of two years, which can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to an additional research funding of $2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million expected to be received directly by the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by Addex and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

License Agreement with Janssen

Under our agreement with Janssen Pharmaceuticals Inc. (formerly known as Ortho-McNeil-Janssen Pharmaceuticals Inc), or Janssen, we granted Janssen an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Janssen under the agreement and a non-exclusive worldwide license to conduct research on the collaboration compounds using relevant patents and know-how. Subject to certain conditions, we and they agreed to own, jointly, all intellectual property rights that we develop jointly and, individually, all intellectual property rights that either party develops individually. Under certain conditions, but subject to certain consequences, Janssen may terminate the agreement for any reason, subject to a 90-day notice period.

Janssen has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, in the United States, Japan, the United Kingdom, Germany, France, Spain and Italy. Janssen has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Janssen. However, Janssen has authority over all aspects of the development of selected compounds and may develop or commercialize third-party compounds.

Janssen initiated a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in June 2021. We are eligible for a further EUR 109 million in success-based development and regulatory milestones and low double-digit royalties on net sales.

Components of Results of Operations

Revenue

From the beginning of January 2017 through September 2023, we recognized CHF 18.2 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our drug candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a drug candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

Revenue from collaborative arrangements comprises the fair value for the sale of products and services, net of value-added tax, rebates and discounts. Revenue from the rendering of services is recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total service to be provided. Revenue from collaborative arrangements may include the receipt of non-refundable license fees, milestone payments, and research and development payments. When we have continuing performance obligations under the terms of the arrangements, non-refundable fees and payments are recognized as revenue by reference to the completion of the performance obligation and the economic substance of the agreement.

Our revenue has varied, and we expect revenue to continue to vary, substantially from year to year, depending on the structure and timing of milestone events, as well as our development and commercialization strategies and those of our collaboration partners for our drug candidates. We, therefore, believe that historical period to period comparisons are not meaningful and should not be relied upon as an indicator of our future revenue and performance potential.

Other Income

From the beginning of January 2017 through September 2023, we recognized CHF 1.7 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, to finance certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and TrKB PAM discovery activities and CHF 0.5 million related to a grant from Eurostars/Innosuisse to support our mGlu7 NAM. In September 2023, we were awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support our mGlu2 NAM program and we did not recognize any income for the nine-month period ended September 30, 2023, in accordance with the grant conditions.

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through September 2023, we incurred CHF 63.3 million in research and development costs. They consist mainly of direct research costs, which include costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities.

We typically use our employee, consultant and infrastructure resources across our research and development programs. We track by program the directly attributable costs from CROs and consultants.

The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the three-month and nine-month periods ended September 30, 2023 and 2022:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

	(CHF in thousands)
Dipraglurant PD-LID	75	813	(86)	5,748
Dipraglurant blepharospasm	-	41	-	621
GABAB PAM	345	337	936	915
M4 PAM	372	326	1,161	898
Other discovery programs	41	221	283	740
Total outsourced research and development costs	833	1,738	2,294	8,922

On June 17, 2022, we terminated our dipraglurant US registration program including pivotal Phase 2B/3 and open label clinical trials in PD-LID due to slow recruitment of patients. Therefore, our R&D costs decreased in the nine-month period ending September 30, 2023 compared to the nine-month period ending September 30, 2022 as we focused our resources on advancing our pre-clinical portfolio. However, in the medium to long term we expect our research and development costs will increase for the foreseeable future as we seek to advance the development of our programs.

At this time, we cannot reasonably estimate or know the nature, timing and estimated cost of the efforts that will be necessary to complete the development of our drug candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our drug candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	uncertainty related to discovering clinical candidates;

•	uncertainty related to efficiently manufacturing and distributing drug products;

•	competitor intellectual property restraining our freedom to operate; and

•	timing of initiation, completion and outcome of further clinical trials.

In addition, the probability of success for any of our drug candidates will depend on numerous factors, including competition, manufacturing capabilities and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs, timing and viability associated with the development of that drug candidate.

General and Administrative Costs

General and administrative costs consist primarily of personnel costs, including salaries, benefits and share-based compensation cost for our employees as well as corporate facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, D&O insurances and fees for accounting and financial or tax consulting services.

We expect our general and administrative costs to remain stable for the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Finance Result, Net

Finance result, net consists mainly of currency exchange differences, interest expenses relating to lease liabilities, and to the negative interest rate on Swiss franc cash deposits, partially offset by positive interest rate on USD bank deposits.

Analysis of Results of Operations

The following table presents our consolidated results of operations for the three-month and nine-month periods ended September 30, 2023 and 2022:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

	(CHF in thousands)
Revenue	328	410	1,460	830
Other income	1	6	3	16
Research and development costs	(1,810)	(2,765)	(5,389)	(12,277)
General and administrative costs	(1,171)	(1,818)	(3,673)	(5,591)
Operating loss	(2,652)	(4,167)	(7,599)	(17,022)
Finance income	13	4	51	4
Finance expense	22	55	(151)	(135)
Net loss	(2,617)	(4,108)	(7,699)	(17,153)

Three Months Ended September 30, 2023 Compared to Three Months Ended September 30, 2022

Revenue

The following table sets forth our revenue in the three-month periods ended September 30, 2023 and 2022:

	For the three months ended September 30,
	2023	2022

	(CHF in thousands)
Collaborative research funding	328	410
Total	328	410

Revenue decreased by CHF 0.1 million in the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022 due to amounts received under our agreement with Indivior which are recognized as related costs are incurred.

Other Income

The following table sets forth our other income in the three-month periods ended September 30, 2023 and 2022:

	For the three months ended September 30,
	2023	2022

	(CHF in thousands)
Other service income	1	6
Total	1	6

Other income primarily relates to IT consulting services.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Research and Development Expenses

The following table sets forth our research and development expenses in the three-month periods ended September 30, 2023 and 2022:

	For the three months ended September 30,
	2023	2022

	(CHF in thousands)
Dipraglurant PD-LID	75	813
Dipraglurant blepharospasm	-	41
GABAB PAM	345	337
M4 PAM	372	326
Other discovery programs	41	221
Subtotal outsourced R&D per program	833	1,738
Staff costs	698	738
Depreciation and amortization	60	62
Laboratory consumables	61	79
Patent maintenance and registration costs	66	63
Short-term leases	6	10
Other operating costs	86	75
Subtotal unallocated R&D expenses	977	1,027
Total	1,810	2,765

Research and development expenses decreased by CHF 1.0 million in the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022, mainly due to decreased outsourced R&D costs for CHF 0.9 million primarily related to reduced clinical development costs following the termination of dipraglurant development activities in June 2022.

General and Administrative Costs

The following table sets forth our general and administrative costs in the three-month periods ended September 30, 2023 and 2022:

	For the three months ended September 30,
	2023	2022

	(CHF in thousands)
Staff costs	625	835
Depreciation and amortization	16	16
Professional fees	262	408
Short-term leases	2	1
D&O Insurance	157	397
Other operating costs	190	161
Total	1,171	1,818

General and administrative costs decreased by CHF 0.6 million in the three-month period ended September 30, 2023, compared to the three-month period ended September 30, 2022, primarily due to decreased share-based service costs of CHF 0.3 million and decreased D&O insurance costs of CHF 0.2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Finance Result, Net

The following table sets forth our finance result net in the three-month periods ended September 30, 2023 and 2022:

	For the three months ended September 30,
	2023	2022

	(CHF in thousands)
Interest income	13	4
Interest cost	-	(2)
Interest expense on leases	(3)	(5)
Foreign exchange gain, net	25	62
Total	35	59

Finance result, net remained stable during the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022, and primarily relate to interest income and foreign exchange gain on USD cash deposits.

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

Revenue

The following table sets forth our revenue in the nine-month periods ended September 30, 2023 and 2022:

	For the nine months ended September 30,
	2023	2022

	(CHF in thousands)
Collaborative research funding	1,460	830
Total	1,460	830

Revenue increased by CHF 0.6 million in the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022 due to amounts received under our agreement with Indivior which are recognized as related costs are incurred.

Other Income

The following table sets forth our other income in the nine-month periods ended September 30, 2023 and 2022:

	For the nine months ended September 30,
	2023	2022

	(CHF in thousands)
Other service income	3	16
Total	3	16

Other income primarily relates to IT consulting services.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Research and Development Expenses

The following table sets forth our research and development expenses in the nine-month periods ended September 30, 2023 and 2022:

	For the nine months ended September 30,
	2023	2022

	(CHF in thousands)
Dipraglurant PD-LID	(86)	5,748
Dipraglurant blepharospasm	-	621
GABAB PAM	936	915
M4 PAM	1,161	898
Other discovery programs	283	740
Subtotal outsourced R&D per program	2,294	8,922
Staff costs	2,220	2,367
Depreciation and amortization	181	196
Laboratory consumables	240	261
Patent maintenance and registration costs	184	235
Short-term leases	20	35
Other operating costs	250	261
Subtotal unallocated R&D expenses	3,095	3,355
Total	5,389	12,277

Research and development expenses decreased by CHF 6.9 million in the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022, mainly due to decreased outsourced R&D costs for CHF 6.6 million mostly driven by our dipraglurant clinical development activities terminated on June 17, 2022. Changes in estimates of costs to terminate the dipraglurant clinical development resulted in the release of CHF 0.2 million of previously recorded accruals resulting in a credit to dipraglurant related R&D costs.

General and Administrative Costs

The following table sets forth our general and administrative costs in the nine-month periods ended September 30, 2023 and 2022:

	For the nine months ended September 30,
	2023	2022

	(CHF in thousands)
Staff costs	1,858	2,751
Depreciation and amortization	46	52
Professional fees	924	1,190
Short-term leases	7	4
D&O Insurance	472	1,193
Other operating costs	366	401
Total	3,673	5,591

General and administrative costs decreased by CHF 1.9 million in the nine-month period ended September 30, 2023, compared to the nine-month period ended September 30, 2022, primarily due to decreased share-based service costs of CHF 1.2 million and decreased D&O insurance costs of CHF 0.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Finance Result, Net

	For the nine months ended September 30,
	2023	2022

	(CHF in thousands)
Interest income	51	4
Interest cost	-	(26)
Interest expense on leases	(13)	(15)
Foreign exchange loss, net	(138)	(94)
Total	(100)	(131)

The finance result, net remained stable at a net loss of CHF 0.1 million in the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022, and primarily relates to foreign exchange loss on USD cash deposits partially offset by interest income related to USD cash deposits.

Capital Resources

Since our inception through September 30, 2023, we have generated CHF 66.2 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through September 30, 2023, we raised an aggregate of CHF 355.1 million of gross proceeds from the sale of equity. As of September 30, 2023, we had CHF 4.8 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses which consist mainly of research and development expenditures and associated general and administrative costs. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

Our expenses decreased in the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022 and we do not expect expenses to significantly increase in the near term as we have no ongoing clinical studies funded by us. In the medium and long term, our expenses may increase in connection with our ongoing activities, particularly as we continue to advance our portfolio of drug candidates, initiate further clinical trials and seek marketing approval for our drug candidates.

In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents at the issuance date of these unaudited interim condensed consolidated financial statements will enable us to fund our operating expenses and capital expenditure requirements through the first quarter of 2024. This indicates that a material uncertainty exists that raises substantial doubt about the Group's ability to continue as a going concern for one year from the date of issuance of these unaudited interim condensed consolidated financial statements. Our future viability is dependent on our ability to monetize our intellectual property portfolio and /or raise additional capital though public or private financing that may dilute existing shareholders. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical studies;

•	the timing and amount of milestone and royalty payments we may receive under our license agreements;

•	the extent to which we out-license, in-license, sell or acquire other drug candidates and technologies;

•	the number and development requirements of other drug candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our drug candidates;

•	cost associated with finding alternative suppliers due to geopolitical events such as the ongoing war in Ukraine and/or pandemics such as COVID-19; and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval.

Identifying potential drug candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves. The following table shows a summary of our cash flows for the periods indicated:

	For the nine months ended September 30,
	2023	2022

	(CHF in thousands)
Cash and cash equivalents at the beginning of the period	6,957	20,485
Net cash flows used in operating activities	(7,369)	(13,365)
Net cash flows (used in) / from investing activities	(6)	3
Net cash flows from financing activities	5,323	3,271
Decrease in cash and cash equivalents	(2,052)	(10,091)
Effect of the exchange rates	(151)	28
Cash and cash equivalents at the end of the period	4,754	10,423

Operating Activities

Net cash flows used in operating activities consist of the net loss adjusted for changes in working capital, and for non-cash items such as depreciation of right-of-use assets, the value of share-based services, changes in post-employment benefits and finance costs.

During the nine-month period ended September 30, 2023, operating activities used CHF 7.4 million of cash primarily due to our net loss of CHF 7.7 million and a decreased net working capital of CHF 1.4 million, partially offset by non-cash items of CHF 1.6 million primarily related to share-based services. The decrease of the net working capital primarily related to decreased payables and accruals for CHF 1.3 million mainly due to our dipraglurant clinical development activities.

During the nine-month period ended September 30, 2022, operating activities used CHF 13.4 million of cash primarily due to our net loss of CHF 17.2 million adjusted for CHF 0.6 million of increased net working capital, partially offset by non-cash items for CHF 3.2 million that mainly relate to share-based compensation costs for CHF 3.0 million. The increase of the net working capital for CHF 0.6 million is primarily due to decreased prepayments for CHF 0.3 million mainly due to amounts prepaid to Contract Research Organization (CROSs).

Investing Activities

Net cash used in investing activities consists primarily of investments in computer, laboratory equipment and security rental deposits related to laboratory and office space.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

During the nine-month period ended September 30, 2023, investing activities were close to nil and primarily related to investments in our laboratory equipment, whilst during the nine-month period ended September 30, 2022, net cash from investing activities were close to nil.

Financing Activities

Cash flows from financing activities consists of proceeds from the sale of equity securities, whilst cash flows used in financing activities primarily relate to the principal element of lease payments and associated interest expenses and capital increase costs.

During the nine-month period ended September 30, 2023, net cash flows from financing activities amounted to CHF 5.3 million including CHF 4.5 million (USD 5.0 million) from the offering executed with an institutional investor on April 3, 2023 and CHF 1.2 million from the sale agency agreement managed by Kepler Cheuvreux, partially offset by costs associated with the offering, the sale and the issuance of treasury shares whose combined amount paid during the nine-month period ended September 30, 2023 amounted to CHF 0.2 million and CHF 0.2 million for the principal element of lease payments.

During the nine-month period ended September 30, 2022, net cash flows from financing activities amounted to CHF 3.3 million. During this period, we sold treasury shares for total gross proceeds of CHF 4.5 million including CHF 4.1 million from the offering to an institutional investor executed on July 22, 2022 and CHF 0.4 million from sales executed by Kepler Cheuvreux in July 2022 under our sale agency agreement. Gross proceeds have been partially offset by the costs associated with the offerings executed on December 16, 2021 and July 22, 2022 and paid during the nine-month period ended September 30, 2022 for CHF 0.5 million and CHF 0.3 million respectively. Additionally, we paid CHF 0.2 million for the issuance costs of 16,000,000 new treasury shares executed on February 2, 2022 and CHF 0.2 million for the principal element of leases.

Off-Balance Sheet Arrangements

As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our interim condensed consolidated financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

The adoption of IFRS standards as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2023 had no material impact on our financial position or disclosures made in our interim condensed consolidated financial statements.

JOBS Act Transition Period

Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) December 31, 2025 (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.